November 18, 2010

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010 and October 13, 2010
File No. 1-33799

Dear Mr. Reynolds:

The purpose of this letter is to respond to your letter dated November 10, 2010. To assist you in reviewing our response, we have preceded each response with a copy (in bold type) of the point as stated in your letter.

General

1.
We reissue comment two from our letter dated September 15, 2010.  Please confirm that your exhibits index reflects all exhibits that were required to be filed or incorporated by reference with the Form 20-F.  Your exhibits index only references those exhibits that were filed with this Form 20-F.

Response:

We acknowledge the Staff's comment and confirm that our exhibits index reflects all exhibits that were required to be filed or incorporated by reference with the Form 20-F.

Item 15, Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 84

2.
We note your response to our prior comment four.  In future Exchange Act filings, please confirm that you will provide management's conclusion regarding the effectiveness of each component of your disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).  In the alternative, you may remove the partial definition of disclosure controls and procedures.   Refer to Item 15(a) of Form 20-F.

Response:

We acknowledge the Staff's comment and confirm that in future Exchange Act filings we will provide our management's conclusion regarding the effectiveness of each component of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010 and October 13, 2010
File No. 1-33799

Financial Statements

Notes to Consolidated Financial Statements

25 - Earnings Per Share, page 50

3.
We note your response to our prior comment nine.  Your response states that shares held in escrow are released if an adjusted net earnings target is met.  However, it does not appear that you have provided disclosure defining this adjusted net earnings target in your annual report.  Please confirm that you will clearly define this earnings target in your future Exchange Act filings.

Response:

We acknowledge the Staff's comment and confirm that our subsequent Exchange Act filings will define the adjusted net earnings target, as described in our response to your comment nine in our comment response letter dated October 13, 2010.

Form 6-K filed August 23, 2010

4.
We note your response to our prior comment 15.  Please provide us with a summary of the quantitative and qualitative factors considered by management in concluding that the change to diluted earnings per share was not material.  Your response should explain why management concluded that an updated Form 6-K disclosing restated earnings per share for the six months ended June 30, 2010 is not necessary.  Refer to SAB Topic I.M.

Response:

During the preparation of the September 30, 2010 interim consolidated financial statements, we noted that the methodology used to calculate the amount of dilutive shares related to the warrants was inconsistent with the method prescribed in IAS 33, in which the amount of dilutive shares is the amount that would result in the issuance of ordinary shares for less than the average market price of ordinary shares during the period. As a result, the diluted weighted average shares was overstated by 6,293,340 shares for the six months ended June 30, 2010.

In addition, we noted that the weighted average shares used for the basic earnings per share did not include the 2009 escrow shares from when the contingent events were satisfied on December 31, 2009, but rather from when the escrow shares were released from escrow.

These changes do not impact any other income statement or balance sheet items.

As originally filed

	Three months ended June 30			Six months ended June 30		Three months ended March 31
	2010	2010	2009	2010	2009	2010	2009
	US$	RMB	RMB	RMB	RMB	RMB	RMB
Net profit per share
Basic	0.54	3.66	11.43	7.60	19.49	3.99	8.07
Diluted	0.38	2.55	9.08	4.75	15.50	2.20	6.42

Weighted average number of shares outstanding
Basic	24,615,188	24,615,188	5,741,466	22,047,584	5,741,466	19,451,451	5,741,466
Diluted	35,285,555	35,285,555	7,220,478	35,293,619	7,220,478	35,301,773	7,220,478

As adjusted
	Three months ended June 30			Six months ended June 30		Three months ended March 31
	2010	2010	2009	2010	2009	2010	2009
	US$	RMB	RMB	RMB	RMB	RMB	RMB
Net profit per share
Basic	0.53	3.56	11.43	6.67	19.49	3.10	8.07
Diluted	0.46	3.14	10.21	5.78	17.74	2.64	7.54

Weighted average number of shares outstanding
Basic	25,281,816	25,281,816	5,741,466	25,149,227	5,741,466	25,015,165	5,741,466
Diluted	28,667,376	28,667,376	7,220,478	29,000,279	7,220,478	29,334,157	7,220,478

Management considers the change in earnings per share to be immaterial with respect to the operating performance of the Company.  Furthermore, the changes do not impact any other income statement or balance sheet items.  We believe that when investors and potential investors study the Company’s disclosure regarding its financial position and performance and make their investment decisions, they aremost concerned with revenue, gross profit, net profit, trade receivables, inventory, trade payables and cash flow.

The Company filed a Form 6-K on November 15 in order to furnish its third quarter financial results, and included in that Form 6-K an amendment and correction to the first and second quarter earnings per share results. That November 15 Form 6-K corrected the first and second quarter earnings per share results that were previously included in the Company's August 23, 2010 6-K.

* * * * *

Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010 and October 13, 2010
File No. 1-33799

As requested in your letter dated November 10, 2010, we confirm the following:

•	Exceed Company Ltd. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

•	Exceed Company Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the response to the comments contained in your letter dated November 10, 2010. Please direct any further comments or requests for additional information to my attention at +852 3196 3712.

Sincerely, Exceed Company Ltd.

By:	/s/ Lin Shuipan
Lin Shuipan

Chairman and Chief Executive Officer

CC:           Virginia Tam, Jones Day